Exhibit 99.1

ANNOUNCEMENT

Toronto, August 30, 2010 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus").

On August 26, 2010, the Bong Mieu Gold Processing Plant opened after a temporary one-day shut down resulting from vandalism and theft by local criminals. Disseminated information in the Vietnamese press regarding these illegal acts need clarification; property damage and theft of gold ore were minimal, the plant was shut down to protect workers from possible injury during the break in and much of the stolen property has been returned through the efforts of the police. The Company is grateful for the support it received from the provincial government, police and People’s Committees regarding the theft. The police acted quick enforcing the law and have apprehended several criminals.

Olympus is a gold exploration and production company employing some 800 employees, 90% being Vietnamese. The Company offers excellent wages and benefits in the safest possible work environment. Once the Phuoc Son Gold Plant is fully completed, the Company will employ approximately 900-1000 workers. The Company contributes to the community in many ways; road improvements, clean water project (supplies clean water to 500 households) women wellness programs, agricultural sustainability programs, academic scholarships, assistance for minority groups, houses for the poor and donations to various sport programs.

Olympus is an equal opportunity employer operating two gold mines in central Vietnam near the port city of Da Nang. The Company is a major employer in the area injecting some 30M USD into the local economy during 2009.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information”
within the meaning of the Ontario Securities Act, including statements concerning our plans at our
Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.